SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

LIBERTY BROADBAND CORPORATION

(Name of Issuer)

Series A Common Stock, par value $0.01 per share

Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Series A Common Stock: 530307 107

Series B Common Stock: 530307 206

(CUSIP Numbers)

John C. Malone

c/o Liberty Media Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Numbers:	Series A common stock: 530307 107
Series B common stock: 530307 206

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John C. Malone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power Series A Common Stock: 1,241,171 (1), (2), (3) Series B Common Stock: 1,855,514 (1), (4), (5)

	8.	Shared Voting Power Series A Common Stock: 0 (2) Series B Common Stock: 27,171 (4), (6)

	9.	Sole Dispositive Power Series A Common Stock: 1,241,171 (1), (2), (3) Series B Common Stock: 1,855,514 (1), (4), (5)

	10.	Shared Dispositive Power Series A Common Stock: 0 (2) Series B Common Stock: 27,171 (4), (6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Series A Common Stock: 1,241,171 (1), (2), (3) Series B Common Stock: 1,882,685 (1), (4), (5), (6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Series A Common Stock: 6.8% (7) Series B Common Stock: 93.1% (4), (7)

14.	Type of Reporting Person (See Instructions) IN

(1)  Includes 25,444 shares of Liberty Broadband Corporation’s, a Delaware corporation (the “Issuer”), Series A common stock, $0.01 par value per share (“Series A Common Stock”), and 57,641 shares of the Issuer’s Series B common stock, $0.01 par value per share (“Series B Common Stock”), held in a revocable trust (the “LM Revocable Trust”) with respect to which John C. Malone (“Mr. Malone”) and Mr. Malone’s wife, Mrs. Leslie Malone (“Mrs. Malone”), are trustees. Mrs. Malone has the right to revoke such trust at any time. Mr. Malone disclaims beneficial ownership of the shares held by the LM Revocable Trust.

(2)  Does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock beneficially owned by Mr. Malone; however, if such shares of Series A Common Stock were included, Mr. Malone would beneficially own, in the aggregate, 3,123,856 shares of Series A Common Stock, and Mr. Malone’s aggregate beneficial ownership of Series A Common Stock, as a series, would be 15.5%, subject to the relevant footnotes set forth herein.

(3)  Includes 62,500 shares of Series A Common Stock held by the Malone Family Land Preservation Foundation, as to which shares Mr. Malone has disclaimed beneficial ownership.

(4)  The Exchange Agreement and the Exchange Side Letter (each as defined and described in Item 6) contain certain provisions relating to the transfer of the Series B Common Stock beneficially owned by Mr. Malone.

(5)  Includes 122,649 shares of Series B Common Stock held by a trust (the “CRT”) with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the CRT.

(6)  Includes 27,171 shares of Series B Common Stock held by two trusts (the “Trusts”) which are managed by an independent trustee (and, in the case of one such Trust, also co-managed by one of Mr. Malone’s adult children) and the beneficiaries of which are Mr. Malone’s adult children. Mr. Malone has no pecuniary interest in the Trusts, but he retains the right to substitute assets held by the Trusts. Mr. Malone disclaims beneficial ownership of the shares held by the Trusts.

(7)  Calculated based on the 18,236,186 shares of Series A Common Stock and 2,022,532 shares of Series B Common Stock outstanding as of October 31, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2024, filed with the Securities and Exchange Commission on November 7, 2024 (the “Form 10-Q”). Furthermore, 7,183,812 shares of the Issuer’s Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Preferred Stock”), were outstanding as of September 30, 2024, as reported by the Issuer in the Form 10-Q. Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Shares of Series A Common Stock and Preferred Stock are not convertible at the option of the holder. The holders of Series A Common Stock, Series B Common Stock and Preferred Stock generally vote as a single class with respect to all matters voted on by the stockholders of the Issuer. Each share of Series A Common Stock is entitled to one vote, each share of Series B Common Stock is entitled to ten votes, and each share of Preferred Stock is entitled to 1/3 of a vote, in each case, on matters presented to stockholders of the Issuer for their approval. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 49.1% of the voting power with respect to the general election of directors of the Issuer, based on the outstanding shares noted above. See Item 5.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 9)

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY BROADBAND CORPORATION

This statement on Schedule 13D relates to the Series A common stock, par value $0.01 per share (the “Series A Common Stock”), and the Series B common stock, par value $0.01 per share (the “Series B Common Stock” and, together with the Series A Common Stock, the “Common Stock”), of Liberty Broadband Corporation, a Delaware corporation (the “Issuer” or “Liberty Broadband”). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Person, Mr. John C. Malone (“Mr. Malone” or the “Reporting Person”), on January 29, 2015, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on December 17, 2018, Amendment No. 2 to the Schedule 13D filed with the SEC on June 29, 2020, Amendment No. 3 to the Schedule 13D filed with the SEC on August 7, 2020, Amendment No. 4 to the Schedule 13D filed with the SEC on November 30, 2020, Amendment No. 5 to the Schedule 13D filed with the SEC on June 15, 2022, Amendment No. 6 to the Schedule 13D filed with the SEC on July 19, 2022, Amendment No. 7 to the Schedule 13D filed with the SEC on January 25, 2023 and Amendment No. 8 to the Schedule 13D filed with the SEC on September 23, 2024 (collectively, the "Schedule 13D"), is hereby amended and supplemented to include the information set forth herein.

This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 9 to the Schedule 13D (the Schedule 13D, as amended by the Amendment, collectively, the “Statement”). Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 4. Purpose of the Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended to delete last four paragraphs thereof and supplemented to include the following information:

On September 23, 2024, the Issuer communicated to Charter Communications, Inc. (“Charter”) a non-binding response to a non-binding proposal received from Charter, which collectively outlined the terms of a proposed combination of the Issuer with Charter.

On November 12, 2024, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Charter, Fusion Merger Sub 1, LLC, a Delaware limited liability company and wholly owned subsidiary of Charter (“Merger LLC”), and Fusion Merger Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of Merger LLC (“Merger Sub”), whereby, subject to the terms thereof, (i) Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as the surviving corporation and a wholly owned subsidiary of Merger LLC, and (ii) the Merger will be immediately followed by a merger of, the Issuer, as such surviving corporation, with and into Merger LLC (the “Upstream Merger”, and together with the Merger, the “Combination”), with Merger LLC surviving the Upstream Merger as the surviving company and wholly owned subsidiary of Charter.

In connection with the Merger Agreement, on November 12, 2024, each of The John C. Malone 1995 Revocable Trust, The Leslie A. Malone 1995 Revocable Trust, The Malone Family Land Preservation Foundation and the John C. Malone June 2003 Charitable Unitrust (collectively, the “Malone Stockholders”) entered into a Voting Agreement (the “Voting Agreement”) with the Issuer and Charter.

The terms of the Merger Agreement and Voting Agreement are summarized below.

Merger Agreement

The Merger Agreement provides that Merger Sub will be merged with and into the Issuer, with the Issuer surviving the Merger as a wholly owned subsidiary of Merger LLC. Immediately following the Merger, the Issuer, as the surviving corporation in the Merger, will merge with and into Merger LLC, with Merger LLC surviving the Upstream Merger as the surviving company and a wholly owned subsidiary of Charter.

Pursuant to, and subject to the terms and conditions of, the Merger Agreement, (i) each share of Series A Common Stock, Series B Common Stock and the Issuer’s Series C common stock, par value $0.01 per share (“Series C Common Stock”, and together with Series A Common Stock, Series B Common Stock and the Preferred Stock, “LBC Capital Stock”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than shares of Series B Common Stock that are held by any person who is entitled to demand and properly demands appraisal of such shares in accordance with, and who complied in all respects with, Section 262 of the Delaware General Corporation Law), will automatically be converted into and become the right to receive 0.2360 of a validly issued, fully paid and nonassessable share of Charter’s Series A common stock, par value $0.001 per share (the “Charter Common Stock”), except that cash (without interest) will be paid in lieu of fractional shares of Charter Common Stock, and (ii) each share of Preferred Stock issued and outstanding immediately prior to the Effective Time will automatically be converted into and become the right to receive one validly issued, fully paid and nonassessable share of Charter’s Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share (“Charter Preferred Stock”), except that, in the case of each of clauses (i) and (ii) above, each share of LBC Capital Stock (A) held by the Issuer as treasury stock or by any of its wholly owned subsidiaries immediately prior to the Effective Time or (B) owned by Charter or any of its wholly owned subsidiaries immediately prior to the Effective Time, in each case, will automatically be cancelled without consideration.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is included as Exhibit 7(cc) to this Amendment and is incorporated into this Item 4 by reference. In addition, for further information on the Combination and the Merger Agreement, see the Current Report on Form 8-K filed by the Issuer with the SEC on November 13, 2024 (the “Form 8-K”).

Voting Agreement

The Voting Agreement provides that, among other things, the Malone Stockholders have agreed to vote their respective shares of Series A Common Stock, Series B Common Stock and Preferred Stock (collectively, the “Voting Stock”), representing approximately 48% of the total voting power of the issued and outstanding shares of the Voting Stock in the aggregate, in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger, except that in the event that the board of directors of the Issuer changes its recommendation and Charter elects not to terminate the Merger Agreement prior to the Issuer’s stockholder meeting, the Malone Stockholders will only vote shares representing the sum of (x) 33.37% minus (y) the aggregate voting power of Gregory B. Maffei and certain related entities (collectively, the “Maffei Stockholders”) with respect to the Issuer, in favor thereof, with any shares in excess of such amount to be voted on such matters in the same proportion as voted by the Liberty Broadband stockholders other than the Malone Stockholders and the Maffei Stockholders

In addition, subject to certain conditions, the Malone Stockholders have agreed to vote their respective shares of Voting Stock subject to the Voting Agreement against any Alternative Company Transaction (as defined in the Merger Agreement) and certain other matters. The Voting Agreement will automatically terminate upon, among other events, the termination of the Merger Agreement in accordance with its terms. Under the Voting Agreement, each of the Issuer and, effective from and following the Effective Time, Charter, jointly and severally, has agreed to indemnify each Malone Stockholder for certain losses incurred in connection with or arising out of the Voting Agreement or the performance of such Malone Stockholder’s obligations thereunder, including, subject to certain conditions, reasonable fees and expenses of such Malone Stockholder incurred in the defense of any claim brought by a third party relating thereto. In addition, the Issuer has agreed to pay up to $200,000 in the aggregate of reasonable out-of-pocket costs and expenses (which cap excludes any and all filing fees payable under the HSR Act) incurred by the Malone Stockholders in connection with the preparation, negotiation, execution and delivery of the Voting Agreement, the other transaction documents or other transactions contemplated by the Voting Agreement.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which included as Exhibit 7(a) to this Amendment and is incorporated into this Item 4 by reference. In addition, for further information on the Voting Agreement, see the Form 8-K.

Mr. Malone holds and has acquired the shares of Common Stock described herein for investment purposes.

Other than as set forth in this Statement, Mr. Malone does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Mr. Malone is Chairman of the Board of Directors of the Issuer (the “Board”). As a result, Mr. Malone regularly has discussions with members of Issuer management, board members of the Issuer, and stockholders of the Issuer, which discussions from time to time relate to management, governance and board composition, the Issuer’s operations and financial condition or strategic transactions.

Notwithstanding the foregoing, Mr. Malone may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of LBC Capital Stock or (ii) to dispose of all or a portion of his holdings of shares of Common Stock, as the case may be, in each case subject to the terms of the Exchange Agreement or the Exchange Side Letter, as applicable. In reaching any determination as to his future course of action, Mr. Malone will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Malone, tax and estate planning considerations, liquidity needs and general economic and stock market conditions, including, but not limited to, the market price of the LBC Capital Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a)-(b) Mr. Malone beneficially owns (without giving effect to the conversion of shares of Series B Common Stock into shares of Series A Common Stock) (i) 1,241,171 shares of Series A Common Stock (including (A) 25,444 shares held in a revocable trust with respect to which Mr. Malone and his wife are trustees (the “LM Revocable Trust”), as to which shares Mr. Malone disclaims beneficial ownership, and (B) 62,500 shares held by the Malone Family Land Preservation Foundation, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 6.8% of the outstanding shares of Series A Common Stock, and (ii) 1,882,685 shares of Series B Common Stock (including (A) 57,641 shares held by the LM Revocable Trust, as to which shares Mr. Malone disclaims beneficial ownership, (B) 122,649 shares held by a trust (the “CRT”) with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the CRT, and (C) 27,171 shares held by two trusts (the “Trusts”) which are managed by an independent trustee (and, in the case of one such Trust, also co-managed by one of Mr. Malone’s adult children) and the beneficiaries of which are Mr. Malone’s adult children, as to which shares Mr. Malone has no pecuniary interest and disclaims beneficial ownership), which represent approximately 93.1% of the outstanding shares of Series B Common Stock. The foregoing percentages were calculated based on the 18,236,186 shares of Series A Common Stock and 2,022,532 shares of Series B Common Stock outstanding as of October 31, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2024, filed with the SEC on November 7, 2024 (the “Form 10-Q”). Furthermore, 7,183,812 shares of the Issuer’s Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Preferred Stock”), were outstanding as of September 30, 2024, as reported by the Issuer in the Form 10-Q. Each share of Series A Common Stock is entitled to one vote, each share of Series B Common Stock is entitled to ten votes, and each share of Preferred Stock is entitled to one-third of a vote, in each case, on all matters presented to stockholders of the Issuer for their approval. Accordingly, the Reporting Person may be deemed to beneficially own voting equity securities representing 49.1% of the voting power with respect to the general election of directors of the Issuer.

Mr. Malone, and, to his knowledge, the LM Revocable Trust, the CRT and the Malone Family Land Preservation Foundation each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Common Stock, subject to the terms of the Exchange Agreement and the Exchange Side Letter. To Mr. Malone’s knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Series B Common Stock held by the Trusts, except that Mr. Malone is permitted under the terms of the Trusts to substitute assets in the Trusts and thereby may acquire any shares held in the Trusts at any time.

(c)          None of Mr. Malone nor, to his knowledge, the LM Revocable Trust, the CRT, the Malone Family Land Preservation Foundation or the Trusts, has effected any transactions with respect to the Common Stock during the 60 days preceding the date hereof.

(d)          Not applicable.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented to include the following information:

Exchange Side Letter

In connection with the entry into the Merger Agreement, on November 12, 2024, the Issuer entered into an Exchange Side Letter Agreement (the “Exchange Side Letter”) with Mr. Malone and certain of the Malone Stockholders (collectively, the “Malone Group”), whereby, among other things, the Malone Group agreed to an arrangement under which Issuer will have the right, in connection with the GCI Divestiture (as defined in the Merger Agreement), to exchange shares of Series B Common Stock held by such members of the Malone Group for shares of Series C Common Stock on a one-for-one basis (the “Exchange”), to avoid the application of certain related party rules that otherwise could limit the availability of certain tax benefits to GCI Spinco (as defined in the Merger Agreement) following the GCI Divestiture. If the Merger Agreement is terminated without the closing of the Merger having occurred but following the consummation of the Exchange (the “Exchange Closing”), and unless otherwise agreed to in writing by the Malone Group and Issuer, the Exchange will be automatically rescinded and treated as if neither the Exchange nor the Exchange Closing had ever occurred.

Further, pursuant to the terms of the Exchange Side Letter, the parties thereto agreed to amend certain provisions of that certain Exchange Agreement, dated as of June 13, 2022, by and among Issuer and certain of the Malone Group (the “Exchange Agreement”), to provide that (i) solely in connection with the GCI Divestiture, Malone Series C Exchangeable Shares (as defined in the Exchange Agreement) will not be exchanged for shares for Series B Common Stock and the holders of such Malone Series C Exchangeable Shares will receive the same per share consideration received by holders of shares of Series C Common stock, (ii) Issuer waives its right to obligate the Malone Group to enter into an exchange agreement with GCI Spinco (as defined in the Merger Agreement) in connection with the GCI Divestiture, (iii) the Exchange Agreement would not be terminated as a result of the Malone Group falling below 20% voting power in connection with the GCI Divestiture, and (iv) following the Exchange and prior to any termination of the Merger Agreement, none of the Malone Series C Exchangeable Shares will be exchanged for shares of Series B Common Stock. All of the independent directors of the Board approved the amendments to, and waiver under, the Exchange Agreement.

The foregoing description of the Exchange Side Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Exchange Side Letter, which included as Exhibit 7(b) to this Amendment and is incorporated into this Item 4 by reference. In addition, for further information on the Exchange Side Letter, see the Form 8-K.

The information set forth in Item 4 is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

The information contained in Item 7 of the Schedule 13D is hereby amended and supplemented to include the following information:

7(a)	Voting Agreement, dated November 12, 2024, by and among Liberty Broadband Corporation, Charter Communications, Inc., The John C. Malone 1995 Revocable Trust, The Leslie A. Malone 1995 Revocable Trust, The Malone Family Land Preservation Foundation and the John C. Malone June 2003 Charitable Unitrust (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-35707) filed with the SEC on November 13, 2024)
7(b)	Exchange Side Letter Agreement, dated November 12, 2024, by and among Liberty Broadband Corporation, John C. Malone, The John C. Malone 1995 Revocable Trust, The Leslie A. Malone 1995 Revocable Trust, and the John C. Malone June 2003 Charitable Unitrust (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-35707) filed with the SEC on November 13, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

/s/ John C. Malone
John C. Malone